Law Offices of

GREGORY M. WILSON

December 10, 2010

Kathryn Jacobsen

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Innocom Technology Holdings, Inc.

Form 10-K for the fiscal year ending December 31, 2007

Filed April 15, 2008

Form 10-Q for the quarterly period ending June 30, 2008

File No. 0-50164

Ms. Jacobsen:

I have received the Company's updated 10-K For the year ending December 31, 2007. The accountants inform me that this updated copy should replace the 10-K report attached to my December 8 letter.

The changes in this report include: (1) Sub-total of investing and financial activities in the statement of cash flows, and (2) Liquidity subsection under MD&A section.

Additionally, I am attaching Mr. Eddie Cheung's representation letter.

Sincerely,

/s/ Gregory M. Wilson

Gregory M. Wilson

Attorney at Law

greg@wilsonlaw.us

GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, WA 99016 (509) 891-8373 Fax (509)891-8382 Email: greg@wilsonlaw.us